Exhibit 99.1

Draganfly Selected as Exclusive Manufacturer for Valqari Drone Delivery Stations and Receives Initial $400,000 Order

Los Angeles, CA. September 22, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has entered into an exclusive manufacturing agreement with Valqari LLC (“Vaqari”) to produce Valqari’s Drone Delivery Stations.

Valqari is focused on solving the “last inch” logistic problems associated with drone deliveries. The Valqari Delivery Station is a patented universal drone receptacle for package delivery and pick-up. It will allow Valqari to revolutionize drone deliveries for industries including pharmaceuticals, meal delivery, grocery services, governments, and residential e-commerce. As per the terms of the announced agreement, Draganfly will be the exclusive manufacturer and assembler of the Delivery Stations.

According to the Drone Package Delivery Global Market Report 2021, the global drone package delivery market is expected to grow to nearly US$1 billion in 2021 at a compound annual growth rate (“CAGR”) of 45.5%. In 2025, the market is expected to reach US$4.4 billion at a CAGR of 45.1%.

Valqari’s seven and a half-feet high stations can accommodate packages up to 12”x12”x9”. They accept winched packages, hover-dropped packages as well as pickups and deliveries from landed drones and traditional methods.

“Our goal is to revolutionize how people and businesses around the world send and receive packages. The Drone Delivery Station is weatherproof, theft-proof and temperature controlled, which is critical for how items like food and pharmaceuticals are properly delivered,” said Ryan Walsh, CEO and co-founder of Valqari. “We are dedicated to providing high-quality products and we know the talented team at Draganfly will help us keep that promise.”

“Valqari has established itself as the early global leader in the drone delivery station market. Their patented technology is a perfect fit for Draganfly manufacturing, logistics, and value added services. We look forward to being a key provider and partner to Valqari as they continue to cement their market leading position,” said Cameron Chell, CEO of Draganfly.

As per the manufacturing agreement, Draganfly will be the exclusive manufacturer of Valqari’s Drone Delivery Stations. Valqari will be ordering at least $400,000 of manufacturing services during the initial phase of the Agreement.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
Email: media@draganfly.com

Company Contact
Email: info@draganfly.com

About Valqari

Valqari is a Chicago-based start-up and named the “Best Tech Startup in North America” in 2020 by Tech in Motion, has created the only drone delivery solution that has solved the “last inch” logistic problems with its patented Drone Delivery Station, which was recently named a finalist for mHub's "Product of the Year." It features communication technology that will allow for an entirely automated drone delivery. Valqari has 28 granted patents in 16 countries and territories including: the U.S., the U.K., Germany, China, Hong Kong, Macau, Australia, South Africa, and several other countries in the European Union.

To learn more about Valqari visit Valqari.com.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s manufacturing agreement with Valqari. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.